

June 22, 2011

<u>Via E-mail</u>
Michael Burns
President and Chief Executive Officer
Solido Ventures Inc.
729 N Scott
Belton, MO 64012

> **Re: Solido Ventures Inc.**
> **Form 10-12G/A**
> **Filed June 13, 2011**
> **File No. 000-54403**

Dear Mr. Burns:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10</u>

1. We note your revised disclosure and response to comment one of our letter dated June 10, 2011. The dates are still unclear, as the articles of incorporation and bylaws are signed by Mr. Burns as of March 31, 2011, but he was not an officer, director or shareholder until May 10, 2011. It is unclear what, if any, relationship the company had with Mr. Burns at the time of the initial investment in the company by Mr. DeFoor. Please revise to clarify.

2. Please provide the written statements requested below, signed by the company.

<u>Exhibits</u>

3. We note your response to prior comment eight. It appears that your articles of incorporation are in improper electronic format. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard at (202) 551-3291 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Jim Lopez at (202) 551-3236 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director